SO
3-11-02



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
143
WASH, D.C.
SECTION

SEC FILE NUMBER
8- 43912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CDC Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Sieczka (212) 891-6177
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York, NY (City) (State) 10036 Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/02

OATH OR AFFIRMATION

I, Paul A. Sieczka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDC Securities, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Paul A. Sieczka 2-28-02
Signature

Financial Principal
Title

A. Manny Alicandro
Notary Public

A. MANNY ALICANDRO
Notary Public State of New York
No. 01AL5005045
Qualified in Kings County
Commission Expires 11/30/2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAR 04 2002
WASH. D.C.
143
SECTION

CDC Securities

(formerly Caisse des Depots Securities Inc.)
(A wholly owned subsidiary
of CDC IXIS Capital Markets
North America Inc.)
Statement of Financial Condition
December 31, 2001

CDC Securities
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
CDC Securities

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of CDC Securities (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2002

CDC Securities
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 29,039,233
Due from affiliates	2,871,070
Deferred tax asset	172,921
Securities fails to deliver	4,900,345
Other assets	5,653
Total assets	$ 36,989,222
Liabilities and Stockholder's Equity	
Liabilities	
Subordinated loan	$ 25,000,000
Securities fails to receive	4,900,345
Due to affiliates	1,245,312
Accounts payable and accrued liabilities	1,340,011
Total liabilities	32,485,668
Stockholder's equity	
Common stock $1 par value; 10,000 shares authorized, 850 shares issued and outstanding	850
Additional paid-in capital	10,862,403
Accumulated deficit	(6,359,699)
Total stockholder's equity	4,503,554
Total liabilities and stockholder's equity	$ 36,989,222

The accompanying notes are an integral part of this statement of financial condition.

1. Business and Organization

CDC Securities, formerly Caisse des Depots Securities Inc., (the "Company") is a wholly owned subsidiary of CDC IXIS Capital Markets North America Inc. (the "Parent"). The Parent is a wholly owned subsidiary of CDC IXIS North America Inc. ("CDC IXIS NA") which is a wholly owned subsidiary of CDC Finance - CDC IXIS, which, in turn, is wholly owned by Caisse des Depots et Consignations ("CDC Paris"). The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD") and a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC"). It currently sells foreign securities on an agency basis to U.S. institutional customers that clear through CDC Paris. The Company has not conducted any commodities activities.

2. Summary of Significant Accounting Policies

Cash and cash equivalents
The Company considers all money market instruments and highly liquid debt instruments purchased and not held for resale, with an original maturity of three months or less, to be cash equivalents. At December 31, 2001, all cash and cash equivalents were held at major U.S. financial institutions.

Financial instruments
The fair value of financial instruments included on the statement of financial condition (which includes receivables and payables) approximate their carrying value.

Concentrations of credit risk
The Company clears securities transactions through CDC Paris. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker, customers, other broker/dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Commission and fee income
Commission income is recorded on a trade date basis. Fees from acting as placement agent for related parties are recorded on a trade date basis.

Deferred taxes
Deferred income taxes are computed for the differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. **Regulatory Requirements**

The Company is subject to the net capital rules of the SEC, CFTC and the National Futures Association which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method of Uniform Net Capital under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is the greater of $250,000 or 2% of aggregate debit items computed in accordance with the reserve requirements of Rule 15c3-3. The Company had no aggregate debit items for purposes of the alternative method net capital ratio as the Company acts as an introducing agent for CDC Paris pursuant to the exemptive provisions of (k)(2)(i) of Rule 15c3-3. Under this arrangement, CDC Paris clears foreign equity securities through a recognized clearing organization or corporation. At December 31, 2001, the Company had net capital, as defined, of $26,408,910, which was $26,158,910 in excess of regulatory requirements.

4. **Related-Party Transactions**

The Company earns commissions on agency transactions in foreign securities from CDC Finance - CDC IXIS and CDC IXIS Securities, Paris affiliates. At December 31, 2001, the Company has recorded a receivable from CDC Finance - CDC IXIS of $387,669 and CDC IXIS Securities of $2,483,401 related to such commissions.

The Company is charged by CDC IXIS NA for accounting, operations, information systems, office space, legal and other support services. At December 31, 2001, the Company has an outstanding payable to CDC IXIS NA of $1,092,367 included in due to affiliates on the Statement of Financial Condition related to such charges.

The Company is charged by the Parent for management support services. At December 31, 2001, the Company has a payable of $7,778 to CDC Financial Products for miscellaneous expenses included in due to affiliates on the Statement of Financial Condition.

The Company has a $25,000,000 subordinated loan agreement with the Parent. The loan has a scheduled maturity date of May 31, 2004, and carries an interest rate of three-month LIBOR plus 25 basis points. The loan qualifies as equity capital for regulatory purposes. At December 31, 2001 $145,167 is included in due to affiliates on the Statement of Financial Condition related to accrued interest payable on the subordinated loan.

5. **Income Taxes**

The Company is included in the consolidated Federal and combined state and local income tax returns filed by CDC IXIS NA. For Federal, state and local tax purposes, the consolidated tax provision is allocated based on the tax that would have been determined on a separate-return basis. Benefits are credited to each company to the extent available in the consolidated group.

At December 31, 2001, the deferred tax asset of $172,921 is primarily related to deferred compensation.